SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR COPEL 07/10 - 04/27/2010

Copel’s captive Power market grew by 8.2% in 1Q10

     This document compares Copel’s Power market performance in 1Q10 in comparison with the 2009 numbers.

Copel Distribuição - Captive Market

The captive market consumed 5,378 GWh, up by 8.2%.

     The residential segment consumed 1,499 GWh, up 6.0%, due to (i) the expansion in the customer base of 2.9%, and (ii) the increased purchases of home appliances and consumer electronics, driven by higher employment, the reduction in the IPI tax rate for whiteline goods, the lower interest rates and the stronger local currency. This segment represented 27.9% of Copel’s captive market. In 1Q10, Copel supplied power to 2,881,156 residential customers.

     The industrial segment consumed 1,710 GWh, 10.3% up, due to the recovery of economic activities. This segment represented 31.8% of Copel’s captive market. In 1Q10, Copel supplied power to 67,087 captive industrial customers.

     The commercial segment consumed 1,172 GWh, 9,8% higher than in 1Q09, due to the government measures to combat the crisis. The commercial segment represented 21.8% of Copel’s captive market. At the end of the first quarter Copel supplied power to 300, 359 commercial customers.

     The rural segment consumed 489 GWh, 8.5% up, due to the increase of 4.8% in number of customers and the economy recovery. This segment represented 9.1% of Copel’s captive market. In 1Q10, Copel supplied power to 358,047 rural customers.

     Other segments (public agencies, public lighting, public services, and own consumption) consumed 508 GWh, 3.9% up in the period. These segments represented 9.4% of Copel’s captive market. In 1Q10, Copel supplied Power to 48,596 customers in these segments.

     The following table shows the captive market for each consumption segment:

	Number of customers			Energy Sold (GWh)
	Mar/10	Mar/09%		1Q10	1Q09%
Residential	2,881,156	2,800,788	2.9	1,499	1,414	6.0
Industrial	67,087	63,850	5.1	1,710	1,551	10.3
Commercial	300,359	295,530	1.6	1,172	1,068	9.8
Rural	358,047	341,699	4.8	489	450	8.5
Other	48,596	47,375	2.6	508	488	3.9
Captive Market	3,655,245	3,549,242	3.0	5,378	4,971	8.2

Copel Distribution’s Grid Market - TUSD

     Copel Distribuição’s grid market, comprising the captive market, concessionaries and licensees (other utilities within the State of Paraná) and all free customers within the Company’s concession area, increased 7.9%, as the following table shows:

	Number of customers/Agreements			Energy distributed (GWh)
	Mar/10	Mar/09%		1Q10	1Q09%
Captive market	3,655,245	3,549,242	3.0	5,378	4,971	8.2
Concessionaries and licensees	4	4	-	137	124	10.8
Free customers (*)	25	23	8.7	762	721	5.7
Grid Market	3,655,274	3,549,269	3.0	6,277	5,816	7.9

All free custom ers served by COPEL GET and other suppliers at the COPEL DIS concession area.

Copel’s consolidated Market

     The following table shows Copel’s total energy sales through Copel Distribuição and Copel Geração e Transmissão:

	Number of customers/Agreements			Energy Sold (GWh)
	Mar/10	Mar/09%		1Q10	1Q09%
Copel DIS
Captive market	3,655,245	3,549,242	3.0	5,378	4,971	8.2
Concessionaries and licensees	4	4	-	137	124	10.8
CCEE	-	-	-	-	-	-
Total Copel DIS	3,655,249	3,549,246	3.0	5,515	5,095	8.2
Copel GET
CCEAR (Copel DIS)	1	1	-	309	284	9.0
CCEAR (other concessionaries)	35	35	-	3,359	3,357	0.1
Adjustment auction (Copel DIS)	-	1	-	-	38	-
Free customers	10	14	(28.6	232	270	(13.9
Bilateral agreements	2	2	-	254	250	1.4
CCEE	-	-	-	127	37	244.5
Total Copel GET	48	53	(9.4	4,281	4,236	1.1

Total Copel Consolidated	3,655,297	3,549,299	3.0	9,796	9,331	5.0
Note: Not considering the energy from MRE (Energy Relocation Mechanism).
CCEE: Electric Pow er Trade Chamber
CCEAR: Energy Purchase Agreements in the Regulated Market

Curitiba, April 27, 2010

Sincerely,

Financial and Investor Relations Office

For additional information, please contact Copel's Investor Relations team:

ri@copel.com or (55-41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2010

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.